FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons, arising from the purchase of Ordinary Shares on 4 October 2013 at a price of 1558.50 pence  per Ordinary Share following the re-investment of dividends on shares held within an ISA:

Director/PDMR	Number of Shares	Connected Person	Number of Shares
Sir Andrew Witty	70	Lady C Witty	7
Mr S M Bicknell	93	-	-
Mr D S Redfern	-18	-	-
Mrs V A Whyte	15	-	-

The Company and the above-mentioned persons were advised of this information on 7 October 2013.

This notification relates to transactions notified in accordance with Disclosure and
Transparency Rule 3.1.4R(1)(a) and (c).

S M Bicknell
Company Secretary

7 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 07, 2013

By: SIMON BICKNELL
------------------

Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc